SEC File Number:0-50883
                                                         CUSIP Number: 978166106

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

             For Period Ended:    December 31, 2010
                               -----------------------------------------------

             |_| Transition Report on Form 10-K

             |_| Transition Report on Form 20-F

             |_| Transition Report on Form 11-K

             |_| Transition Report on Form 10-Q

             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ------------

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                        PART I -- REGISTRANT INFORMATION

                          Wonder Auto Technology, Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                               No. 16 Yulu Street
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            Address of Principal Executive Office (Street and Number)

  Taihe District, Jinzhou City, Liaoning Province, People's Republic of China,
                                     121013
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                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
| | portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

- As previously announced on February 23, 2011, in connection with the preparation of its consolidated financial statements for the fiscal year ended December 31, 2010, Wonder Auto Technology, Inc. (the "Company") concluded, that its financial statements as of and for the years ended December 31, 2008 and 2009, included in its Annual Report on Form 10-K for the year ended December 31, 2009, as well as the financial statements included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30 during each of the years 2008 and 2009 should no longer be relied upon due to a cutoff error regarding timing of revenue in such periods. Additionally, the Company is still evaluating the impact of the cutoff-errors on its financial results for the year ended December 31, 2010 and on its internal control over financial reporting as of December 31, 2010.

- As a result, the Company is unable to complete its Form 10-K within the prescribed time period. The Company remains committed to completing its Form 10-K at the earliest possible time, but does not currently anticipate its completion within the fifteen calendars following the prescribed due date.

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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Yechon Xie                                   (86) 416-266-1186
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          (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Subject to the results of the assessment as set out in Part III above, as announced on November 9, 2010, the Company raised guidance for full year 2010 sales revenue to $307 million from $300 million, as well as the guidance for full year 2010 net income to $37.5 million from $36 million, excluding the share-based compensation. The Company continues to expect to meet the previously announced guidance for revenue and profit in its press release dated November 9, 2010.

      For the reasons described under Part III above, the Company's expected results for the year ended December 31, 2010 as announced on November 9, 2010 and actual results for the years ended December 31, 2009 and December 31, 2008, are preliminary and remain subject to change.



                          Wonder Auto Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 17, 2011                By: /s/ Qingjie Zhao
                                        ----------------------------------
                                        Chief Executive Officer and President